UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _1_)*

                              Houghton Mifflin Co.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                                    92532F100000
                                 (CUSIP Number)

                               September 30, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Bluewater  Investment  Management  Inc.

(2) Check the Appropriate Box if a Member of a Group

       (a)        [  ]
       (b)        [X]

(3)    SEC Use Only



(4)    Citizenship or Place of Organization

       Toronto,  Ontario,  Canada



Number of                  (5)      Sole Voting Power
Shares                              1,572,575
Benefici-                           -----------------------------
ally Owned                 (6)      Shared Voting Power
by Each                             Nil
Reporting                           -----------------------------
Person With                (7)      Sole Dispositive Power
                                    1,572,575
                                    -----------------------------
                           (8)      Shared Dispositive Power

                              Nil
(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,572,575

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]

(11)   Percent of Class Represented by Amount in Row 9

                                    5.07%
(12)   Type of Reporting Person
                                                  IA

                                    Item 1(a)

Name of Issuer:            Houghton Mifflin Company




                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

                           222 Berkeley Street
                           Boston, MA       02116
                           United States






                                    Item 2(a)

Name of Person Filing:
Certain Bluewater mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Bluewater Investment Maagement Inc. ("BIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. BIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Dennis Starritt and Dina DeGeer together own 100% of the voting equity securities of BIMI. Consequently, they may be deemed to be the beneficial owner of such securities.


                                    Item 2(b)

Address of Principal Business Office:

                           Suite  1502,  Box  63
                           150  King  Street  West
                           Toronto,  Ontario
                           Canada
                           M5H  1J9





                                    Item 2(c)

Citizenship:               Organized  in  Toronto,  Ontario,  Canada




                                    Item 2(d)

Title of Class of Securities:       Common  Stock

                                    Item 2(e)

CUSIP Number:                       92532F100000



                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)    [  ]   Broker or Dealer registered under Section 15 of the Act

(b)    [  ]   Bank as defined in section 3(a) (6) of the Act

(c)    [  ]   Insurance Company as defined in section 3(a)(19) of the Act

(d)    [  ]   Investment Company registered under section 8 of the Investment
              Company Act

(e)    [x]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)    [  ]   An employee  benefit plan or  endowment  fund in
              accordance with Rule 13d-1(b)(1)(ii)(F)

(g)    [  ]   A parent  holding  company or control  person in
              accordance with Rule 13d-1(b)(1)(ii)(G)

(h)    [  ]   A savings association as defined in Section 3(b)
              of the Federal Deposit Insurance Act

(i)    [  ]   A  church  plan  that  is  excluded  from  the
              definition  of an  investment  company under Section
              3(c)(14) of the Investment Company Act

(j)    [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:
                1,572,575


       (b)      Percent of Class:
                5.07%

       (c) Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:                1,572,575
        (ii)  Shared power to vote or to direct the vote:              Nil
        (iii) Sole power to dispose or to direct the disposition of:   1,572,575
        (iv)  Shared power to dispose or to direct the disposition of: Nil







                                     Item 5

Ownership of Five Percent or Less of a Class

       [X]



                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person



                Inapplicable                                             ______

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.



                N/A

                                     Item 8

Identification and Classification of Members of the Group.



                N/A

                                     Item 9

Notice of Dissolution of Group.



                N/A



                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 7, 199[9]


Signature:

Name/Title:            /s/ DINA DEGEER
                       Dina DeGeer



                    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).